Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS

FIRST QUARTER 2017 RESULTS

•                  Continued growth in instant and draw-based lottery same-store revenue and in global gaming machine installed base

•                  Net loss of $55 million, adjusted Net income of $59 million; adjusted EBITDA of $371 million reflects comparison with unusually high base in prior year

•                  Net debt of $7,398 million, down from $7,569 million at 2016 year end

•                  2017 outlook updated for pending DoubleDown transaction and new gaming machine taxation in Italy

•                  Cash dividend declared of $0.20 per ordinary share

LONDON, U.K. — May 25, 2017 — International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the first quarter ended March 31, 2017. Today, at 8:00 a.m. EDT / 1:00 p.m. BST / 2:00 p.m. CEST, management will host a conference call and webcast to present the first quarter results; access details are provided below.

“The first quarter of 2017 has been a dynamic period for us,” said Marco Sala, CEO of IGT. “Our revenue and profit are consistent with the pattern of the year that we described in March. Year to date, we’ve strengthened our leading positions in global lotteries and begun the rollout of a new generation of gaming machines. We are monetizing non-core assets that will allow us to significantly reduce debt, and we are adopting a new business model for our future participation in the social casino space.”

“As we noted in March, a unique combination of elements affected first quarter revenue and profit comparisons, including record jackpot activity in 2016,” said Alberto Fornaro, CFO of IGT. “Disciplined asset and operational management are a top priority for the Company, and this is evident in the strong first quarter cash flow. We are updating our outlook to incorporate the DoubleDown transaction and the impact of increased taxation on gaming machines in Italy.”

Summary of Consolidated First Quarter 2017 Financial Results

	Quarter Ended March 31,		Change	Constant Currency Change
(In $ millions, unless otherwise noted)	2017	2016	(%)	(%)

Revenue	1,153	1,282	-10%	-9%
Operating Income	119	188	-37%	-33%
Net (loss) income per diluted share	(0.27)	(0.46)	41%	NA
Net debt	7,398	7,722	-4%	NA
Adjusted EBITDA	371	460	-19%	-17%
Adjusted Operating Income	238	310	-23%	-21%
Adjusted net income per diluted share	0.29	0.57	-49%	NA

Note: Adjusted EBITDA, adjusted operating income, and adjusted net income per diluted share are non-GAAP financial measures.  Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release.

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items.  Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2017 are calculated using the same foreign exchange rates as the corresponding 2016 period.

Management believes that referring to certain constant currency or adjusted measures is a useful way to evaluate the Company’s underlying performance.

Overview of Consolidated First Quarter Results

Consolidated revenue was $1,153 million compared to $1,282 million in the first quarter of 2016. The decline in revenue reflects comparisons with the high jackpot levels of the prior year, new Italy Lotto concession dynamics, and lower gaming product sales.

Global lottery same-store revenue, excluding Italy, declined 11% in the first quarter, following record jackpot activity in North America and the United Kingdom during the prior-year period. Excluding multi-state jackpot games, global lottery same-store revenue grew nearly 2%. Italy lottery wagers decreased 2% due to higher late numbers activity in the first quarter of 2016.

Gaming service revenue was impacted by lower DoubleDown revenue, and gaming product sales were down due to large system and software sales in the first quarter of 2016. The Company shipped 5,953 gaming machines worldwide during the first quarter, and the global installed base rose to 59,034.

Adjusted EBITDA of $371 million was 19% below the first quarter of 2016. Operating income was $119 million compared to $188 million in the first quarter of 2016, and Adjusted operating income was $238 million compared to $310 million. The declines in Adjusted EBITDA and Adjusted operating income primarily reflect lower revenues, International segment performance, and unfavorable foreign exchange translation.

Interest expense was $115 million compared to $118 million in the prior-year period.

Net loss attributable to IGT was $55 million in the first quarter of 2017, reflecting the after-tax impacts of $70 million in purchase price accounting and $36 million impact in non-cash foreign exchange losses. On an adjusted basis, net income attributable to IGT was $59 million. The Company reported net loss per diluted share of $(0.27) and earned $0.29 per diluted share on an adjusted basis.

In the first three months of the year, cash from operations was $284 million and capital expenditures were $172 million.

Cash and cash equivalents were $463 million as of March 31, 2017, compared to $294 million as of December 31, 2016. Net debt was $7,398 million as of March 31, 2017.

Operating Segment Review

North America Gaming & Interactive

Revenue for North America Gaming & Interactive was $305 million compared to $339 million in the first quarter of 2016.

Service revenue was $234 million compared to $258 million in the prior-year period, primarily driven by a year-over-year decrease in the installed base and fewer daily active users at DoubleDown.

Product sales were $71 million compared to $81 million in the first quarter of 2016, which benefitted from a large system sale. The segment shipped 3,944 gaming machine units in the quarter compared to 3,951 units in the prior-year period.

Operating income for North America Gaming & Interactive was $66 million compared to $89 million in the first quarter of 2016. The decline is primarily due to lower revenues, increased depreciation on investments in the installed base, and higher jackpot expense.

North America Lottery

North America Lottery revenue was $281 million compared to $315 million in the first quarter of 2016, which benefitted from record multi-state jackpot activity.

Service revenue of $268 million reflects a 14.0% decline in same-store revenue growth on comparisons with record Powerball sales in the prior year. Excluding multi-state jackpot games, same-store revenue for draw-based games and instant tickets grew 1.5%.

Product sales rose to $13 million in the first quarter of 2017 from $11 million in the prior-year period, and included higher instant ticket printing revenue.

Operating income for North America Lottery was $69 million compared to $88 million in the first quarter of 2016 on lower jackpot revenue and associated profit.

International

International revenue was $164 million compared to $185 million in the first quarter of 2016.

On a constant currency basis, International revenue declined 9%.

Lottery same-store revenue was up 2.0% on broad-based strength in Latin America and Europe, that was partially offset by continued weakness in the United Kingdom, including elevated jackpot activity in the prior-year period.

Gaming service revenue was $41 million compared to $47 million in the first quarter of 2016, down 9% on a constant currency basis, mainly due to the exit from certain interactive operations. The installed base grew sequentially on increased unit placements in Greece and South Africa.

Product sales revenue was lower due to large, high-margin gaming software sales in the first quarter of 2016. The segment shipped a total of 2,009 gaming machine units during the first quarter of 2017 compared to 1,744 units in the prior-year period. A portion of the new and expansion unit revenue was deferred and is expected to be recognized in the second quarter of 2017.

International operating income was below the prior-year period due to lower revenue; product sales mix and discounts; as well as unfavorable foreign exchange translation and bad debt expense.

Italy

Italy revenue was $402 million compared to $444 million in the first quarter of 2016. At constant currency, revenue declined 6% as growth in machine gaming was more than offset by the new Lotto concession dynamics, primarily amortization of the upfront payment, and lower sports betting revenue.

Total Lotto wagers in the quarter were €1,873 million compared to €1,928 million in the prior-year period, reflecting significantly lower late numbers activity. 10eLotto performance remained strong, with wagers increasing 4% over the prior-year period. Instant-ticket wagers were essentially unchanged at €2,341 million.

Machine gaming service revenue was up over the first quarter of 2016 on increased vertical integration and higher installed units. Sports betting revenue declined during the first quarter of 2017 on higher payout, consistent with industry trends during the period.

Italy operating income was $125 million compared to $148 million in the first quarter of 2016. The decline was mainly attributable to the new Lotto concession dynamics and sports betting performance, partially offset by machine gaming growth.

Other Developments

As announced on April 17, 2017, the Company has reached a definitive purchase agreement to sell its social casino subsidiary, DoubleDown Interactive, to an affiliate of DoubleU Games, a leading global social casino operator, for a cash purchase price of $825 million. The sale is expected to be completed in the second quarter of 2017. Upon the closing of the sale, the parties will enter into a game development and distribution agreement which will enable DoubleU Games to offer IGT’s extensive casino game library on DoubleU Games’ combined social casino platforms, in exchange for ongoing royalties to IGT.

The board of directors of the Company appointed Heather J. McGregor as a fourth member of the audit committee, effective May 24, 2017. McGregor previously joined the board of directors as an independent director on March 8, 2017.

Additionally, the Company’s board of directors has declared a quarterly cash dividend of $0.20 per ordinary share. The dividend is payable on June 22, 2017 to all shareholders of record as of the close of business on June 8, 2017.

Outlook

The Company updated its outlook to account for the closing of the DoubleDown transaction by the end of the second quarter and the impact of new taxation on gaming machines in Italy. The Company currently expects full year 2017 adjusted EBITDA of $1,600-$1,680 million, compared to its previous outlook of $1,680-$1,760 million. Net debt is now expected to be $6,950-$7,150 million at the end of 2017, compared to the previous $7,600-$7,800 million outlook, as net proceeds from the DoubleDown sale will be used to reduce debt.

Adjusted EBITDA is a non-GAAP measure. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these Non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends.

Conference Call and Webcast

Today, at 8:00 a.m. EDT / 1:00 p.m. BST / 2:00 p.m. CEST, management will host a conference call to present the first quarter 2017 results. Listeners may access a live webcast of the conference call along with accompanying slides under “News, Events & Presentations” on IGT’s Investor Relations website at www.IGT.com. A replay of the webcast will be available on the website following the live event. To listen by telephone, the dial in number is +44 (0) 20 3427 1914 for participants in the United Kingdom and +1 877 280 2342 for listeners outside the United Kingdom. The conference ID/confirmation code is 9529556. A telephone replay of the call will be available for one week at +44 (0) 20 3427 0598 or +1 347 366 9565 using the conference ID/confirmation code 9529556.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the possibility that the sale of Double Down Interactive LLC, as described in the Company’s news release dated April 17, 2017 furnished to the United States Securities and Exchange Commission (the “SEC”) on April 18, 2017 (File No. 17765611) (the “DDI Transaction”), may not be consummated in a timely manner or at all, including as a result of a failure to satisfy a condition to closing (including regulatory approvals); the possibility that there may be an adverse effect or disruption from the DDI Transaction that negatively impacts the Company’s remaining businesses; the possibility that the anticipated benefits of the DDI Transaction or the strategic partnership with DoubleU Games may not be realized as presently contemplated or at all; the costs and charges related to the DDI Transaction being greater than anticipated; the possibility that International Game Technology PLC will be unable to pay future dividends to shareholders or that the amount of such dividends may be less than anticipated; the possibility that International Game Technology PLC may not obtain its anticipated financial results in one or more future periods; reductions in customer spending; a slowdown in customer payments and changes in customer demand for products and services as a result of changing economic conditions or otherwise; unanticipated changes relating to competitive factors in the industries in which the Company operates; the Company’s ability to hire and retain key personnel; the Company’s ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the Company; international, national, or local economic, social or political conditions that could adversely affect the Company or its customers; conditions in the credit markets; risks associated with assumptions the Company makes in connection with its critical accounting estimates; the resolution of pending and potential future legal, regulatory or tax proceedings and investigations; and the Company’s international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2016 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published earnings per share of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement.

Contact:

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

James Hurley, Investor Relations, +1 (401) 392-7190

Simone Cantagallo, +39 06 51899030; for Italian media inquiries

International Game Technology PLC

Condensed Consolidated Statements of Operations

($ and shares in thousands, except per share data)

Unaudited

	For the three months ended
	March 31,
	2017	2016

Service revenue	1,026,945	1,135,121
Product sales	125,639	146,440
Total revenue	1,152,584	1,281,561

Cost of services	624,294	648,763
Cost of sales	114,336	121,776
Selling, general and administrative	200,524	227,526
Research and development	82,621	84,707
Restructuring expense	9,267	9,418
Transaction expense, net	2,321	1,474
Total operating expenses	1,033,363	1,093,664

Operating income	119,221	187,897

Interest income	2,626	4,293
Other income (expense), net	2,667	(7,326)
Foreign exchange loss, net	(46,837)	(161,556)
Interest expense	(114,799)	(118,415)
Total non-operating expenses	(156,343)	(283,004)

Loss before benefit from income taxes	(37,122)	(95,107)

Benefit from income taxes	(10,330)	(8,658)

Net loss	(26,792)	(86,449)

Less: Net income attributable to non-controlling interests	27,998	6,325

Net loss attributable to IGT PLC	(54,790)	(92,774)

Net loss attributable to IGT PLC per common share - basic	(0.27)	(0.46)
Net loss attributable to IGT PLC per common share - diluted	(0.27)	(0.46)

Weighted-average shares - basic	202,479	200,449
Weighted-average shares - diluted	202,479	200,449

International Game Technology PLC

Condensed Consolidated Balance Sheets

($ thousands)

Unaudited

	March 31,	December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	463,296	294,094
Restricted cash and investments	262,696	247,222
Trade and other receivables, net	818,944	947,237
Inventories	361,067	347,494
Other current assets	435,275	424,727
Income taxes receivable	25,542	28,792
Total current assets	2,366,820	2,289,566

Systems, equipment and other assets related to contracts, net	1,277,898	1,199,674
Property, plant and equipment, net	207,390	357,841
Goodwill, net	6,819,062	6,810,012
Intangible assets, net	2,763,959	2,874,031
Other non-current assets	1,463,025	1,497,662
Deferred income taxes	33,020	31,376
Total non-current assets	12,564,354	12,770,596

Total assets	14,931,174	15,060,162

Liabilities, redeemable non-controlling interests, and shareholders’ equity
Current liabilities:
Accounts payable	1,223,107	1,216,079
Other current liabilities	1,022,788	1,097,045
Current portion of long-term debt	530,250	77
Short-term borrowings	52	—
Income taxes payable	58,858	28,590
Total current liabilities	2,835,055	2,341,791

Long-term debt, less current portion	7,331,266	7,863,085
Deferred income taxes	714,563	761,924
Other non-current liabilities	447,062	444,556
Total non-current liabilities	8,492,891	9,069,565

Total liabilities	11,327,946	11,411,356

Commitments and contingencies	—	—

Redeemable non-controlling interests and shareholders’ equity	3,603,228	3,648,806

Total liabilities, redeemable non-controlling interests, and shareholders’ equity	14,931,174	15,060,162

International Game Technology PLC

Consolidated Statements of Cash Flows

($ thousands)

Unaudited

	For the three months ended
	March 31,
	2017	2016
Operating activities
Net loss	(26,792)	(86,449)
Adjustments for:
Amortization	116,241	125,496
Depreciation	91,921	98,517
Amortization of upfront payments to customers	49,399	27,409
Foreign exchange loss, net	46,837	161,556
Debt issuance cost amortization	4,678	4,511
Stock-based compensation expense	849	9,302
Other, net	2,964	3,552
Cash flows before changes in operating assets and liabilities	286,097	343,894
Changes in operating assets and liabilities:
Trade and other receivables	136,694	10,259
Inventories	158	1,812
Accounts payable	(14,946)	(1,785)
Other assets and liabilities	(124,335)	(148,575)
Net cash flows from operating activities	283,668	205,605

Investing activities
Capital expenditures	(172,052)	(97,671)
Proceeds from sale of assets	160,924	32,504
Purchases of jackpot annuity investments	—	(1,061)
Proceeds from jackpot annuity investments	—	7,472
Other	(2,570)	(4,894)
Net cash flows used in investing activities	(13,698)	(63,650)

Financing activities
Principal payments on long-term debt	(54,406)	(318,832)
Net (payments of) receipts from financial liabilities	(27,154)	49,564
Dividends paid - non-controlling interest	(13,093)	—
Other	(1,642)	(2,964)
Net cash flows used in financing activities	(96,295)	(272,232)

Net increase (decrease) in cash and cash equivalents	173,675	(130,277)
Effect of exchange rate changes on cash	(4,473)	8,589
Cash and cash equivalents at the beginning of the period	294,094	627,484
Cash and cash equivalents at the end of the period	463,296	505,796

Supplemental Cash Flow Information:
Interest paid	(210,936)	(216,834)
Income taxes paid	(7,933)	(16,319)

International Game Technology PLC

Net Debt

($ thousands)

	March 31,	December 31,
	2017	2016

6.250% Senior Secured Notes due 2022	1,470,955	1,472,150
6.500% Senior Secured Notes due 2025	1,085,872	1,085,537
4.750% Senior Secured Notes due 2023	897,900	884,917
4.125% Senior Secured Notes due 2020	741,423	730,465
5.625% Senior Secured Notes due 2020	594,397	593,954
7.500% Senior Secured Notes due 2019	519,841	521,894
4.750% Senior Secured Notes due 2020	517,599	509,050
5.500% Senior Secured Notes due 2020	126,148	126,294
5.350% Senior Secured Notes due 2023	61,163	61,187
6.625% Senior Secured Notes due 2018	—	521,556
Senior Secured Notes	6,015,298	6,507,004

Term Loan Facilities due 2019	851,969	839,552
Revolving Credit Facilities due 2021	463,999	516,529
Long-term debt, less current portion	7,331,266	7,863,085

6.625% Senior Secured Notes due 2018	530,210	—
Other	40	77
Current portion of long-term debt	530,250	77

Short-term borrowings	52	—
Total debt	7,861,568	7,863,162

Cash and cash equivalents	463,296	294,094

Net debt	7,398,272	7,569,068

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

	Q1 2017	Adjustments				Q1 2017
	As	Purchase	Foreign	Restructuring	Transaction	As
	Reported	Accounting	Exchange	Expense	Expense, net	Adjusted

Total revenue	1,152,584	(178)	—	—	—	1,152,406

Cost of services	624,294	(42,230)	—	—	—	582,064
Cost of sales	114,336	(29,682)	—	—	—	84,654
Selling, general and administrative	200,524	(34,928)	—	—	—	165,596
Research and development	82,621	(201)	—	—	—	82,420
Restructuring expense	9,267	—	—	(9,267)	—	—
Transaction expense, net	2,321	—	—	—	(2,321)	—
Total operating expenses	1,033,363	(107,041)	—	(9,267)	(2,321)	914,734

Operating income	119,221	106,863	—	9,267	2,321	237,672

Foreign exchange loss, net	(46,837)	—	46,837	—	—	—
Other income, net	2,667	34	—	—	—	2,701
Interest expense, net	(112,173)	1,088	—	—	—	(111,085)
Total non-operating expenses	(156,343)	1,122	46,837	—	—	(108,384)

(Loss) income before (benefit from) provision for income taxes	(37,122)	107,985	46,837	9,267	2,321	129,288

(Benefit from) provision for income taxes (a)	(10,330)	38,229	10,668	3,172	853	42,592

Net (loss) income	(26,792)	69,756	36,169	6,095	1,468	86,696

Less: Net income attributable to non-controlling interests	27,998	25	—	—	—	28,023

Net (loss) income attributable to IGT PLC	(54,790)	69,731	36,169	6,095	1,468	58,673

Net (loss) income per common share - diluted	(0.27)					0.29
Weighted-average shares - diluted	202,479					203,052

(a) Provision for income taxes was determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Condensed Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share data)

	Q1 2016	Adjustments				Q1 2016
	As	Purchase	Foreign	Restructuring	Transaction	As
	Reported	Accounting	Exchange	Expense	Expense, net	Adjusted

Total revenue	1,281,561	692	—	—	—	1,282,253

Cost of services	648,763	(45,804)	—	—	—	602,959
Cost of sales	121,776	(29,664)	—	—	—	92,112
Selling, general and administrative	227,526	(34,746)	—	—	—	192,780
Research and development	84,707	(498)	—	—	—	84,209
Restructuring expense	9,418	—	—	(9,418)	—	—
Transaction expense, net	1,474	—	—	—	(1,474)	—
Total operating expenses	1,093,664	(110,712)	—	(9,418)	(1,474)	972,060

Operating income	187,897	111,404	—	9,418	1,474	310,193

Foreign exchange loss, net	(161,556)	—	161,556	—	—	—
Other expense, net	(7,326)	2,832	—	—	—	(4,494)
Interest expense, net	(114,122)	2,038	—	—	—	(112,084)
Total non-operating expenses	(283,004)	4,870	161,556	—	—	(116,578)

(Loss) income before (benefit from) provision for income taxes	(95,107)	116,274	161,556	9,418	1,474	193,615

(Benefit from) provision for income taxes (a)	(8,658)	40,571	36,277	3,126	294	71,610

Net (loss) income	(86,449)	75,703	125,279	6,292	1,180	122,005

Less: Net income attributable to non-controlling interests	6,325	25	—	—	—	6,350

Net (loss) income attributable to IGT PLC	(92,774)	75,678	125,279	6,292	1,180	115,655

Net (loss) income per common share - diluted	(0.46)					0.57
Weighted-average shares - diluted	200,449					201,526

(a) Provision for income taxes was determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Adjusted EBITDA and Free Cash Flow

Reconciliations of Non-GAAP Financial Measures

($ thousands)

	For the three months ended
	March 31,
	2017	2016

Net loss	(26,792)	(86,449)
Benefit from income taxes	(10,330)	(8,658)
Non-operating expenses	156,343	283,004
Amortization	116,241	125,496
Depreciation	91,921	98,517
Amortization of upfront payments to customers	49,399	27,409
Restructuring expense	9,267	9,418
Transaction expense, net	2,321	1,474
Stock-based compensation expense	849	9,302
Non-cash purchase accounting (excluding D&A)	(183)	631
Bad debt recovery	(17,873)	—
Adjusted EBITDA	371,163	460,144

Cash flows from operating activities	283,668	205,605
Capital expenditures	(172,052)	(97,671)
Free Cash Flow	111,616	107,934

International Game Technology PLC Segment Performance

Revenue Detail

($ millions)

	INTERNATIONAL GAME TECHNOLOGY PLC		Quarter Change
	2016	2017	Percentage	Constant FX
	Q1	Q1	Q1	Q1
Gaming
Total Revenue	631	596	-5.5%	-4.2%

Gaming Services	500	487	-2.5%	-0.8%
Terminal	315	323	2.4%	4.3%
Social (DDI)	80	68	-15.3%	-14.7%
Other	104	96	-7.6%	-5.7%

Product Sales	131	109	-17.0%	-16.8%
Terminal	79	77	-2.6%	-1.9%
Other	52	32	-38.9%	-39.2%

Lottery
Total Revenue	565	484	-14.3%	-12.8%

Lottery Services	550	470	-14.6%	-13.0%
FM/Concessions	492	433	-12.0%	-10.0%
LMA	39	32	-17.6%	-17.6%
Other Services	19	4	-76.9%	-84.2%

Product Sales	15	14	-4.3%	-3.6%
Terminal	0	0	0.0%	0.0%
Systems/Other	15	14	-5.2%	-4.6%

Other
Total Revenue	86	73	-15.5%	-13.5%

Service Revenue	86	70	-18.0%	-16.3%
Product Sales	0	2	1662.2%	1833.8%

Consolidated
Revenue	1,282	1,153	-10.1%	-8.6%

Operating Income:
Segment Total	359	269	-25.1%	-23.0%
Purchase Accounting	(111)	(107)	-4.1%	-4.0%
Corporate Support	(59)	(42)	-28.3%	-26.3%
Total	188	119	-36.5%	-33.2%

	NORTH AMERICA GAMING & INTERACTIVE		Quarter Change
	2016	2017	Percentage	Constant FX
	Q1	Q1	Q1	Q1
Gaming
Total Revenue	339	305	-9.8%	-9.7%

Gaming Services	258	234	-9.0%	-8.9%
Terminal	134	126	-6.5%	-6.6%
Social (DDI)	80	68	-15.3%	-14.7%
Other	43	41	-5.3%	-5.4%

Product Sales	81	71	-12.2%	-12.2%
Terminal	50	51	2.5%	2.5%
Other	31	20	-35.8%	-35.8%

Total
Revenue	339	305	-9.8%	-9.7%

Operating Income	89	66	-26.1%	-27.9%

	NORTH AMERICA LOTTERY		Quarter Change
	2016	2017	Percentage	Constant FX
	Q1	Q1	Q1	Q1
Gaming
Total Revenue	37	36	-3.7%	-4.0%

Gaming Services	37	36	-3.9%	-4.2%
Terminal	25	25	-2.2%	-2.2%
Social (DDI)	0	0	0.0%	0.0%
Other	12	11	-7.4%	-8.3%

Product Sales	0	0	710.8%	710.8%
Terminal	(0)	0	-101.3%	-101.3%
Other	0	0	109.2%	109.2%

Lottery
Total Revenue	278	245	-11.9%	-11.9%

Lottery Services	267	232	-13.2%	-13.2%
FM/Concessions	201	166	-17.1%	-17.1%
LMA	39	32	-17.6%	-17.6%
Other Services	27	33	21.9%	21.9%

Product Sales	11	13	19.8%	19.9%
Terminal	0	0	0.0%	0.0%
Systems/Other	11	13	19.3%	19.4%

Total
Revenue	315	281	-10.9%	-11.0%

Operating Income	88	69	-21.3%	-21.7%

	INTERNATIONAL		Quarter Change
	2016	2017	Percentage	Constant FX
	Q1	Q1	Q1	Q1
Gaming
Total Revenue	97	78	-19.5%	-17.2%

Gaming Services	47	41	-12.9%	-9.1%
Terminal	13	12	-7.6%	-6.2%
Social (DDI)	0	0	0.0%	0.0%
Other	34	29	-15.0%	-10.2%

Product Sales	50	37	-25.6%	-24.8%
Terminal	29	26	-11.4%	-9.6%
Other	21	12	-45.1%	-45.8%

Lottery
Total Revenue	70	67	-4.0%	-0.7%

Lottery Services	66	66	0.0%	3.3%
FM/Concessions	51	49	-3.5%	0.3%
LMA	0	0	0.0%	0.0%
Other Services	15	16	12.0%	13.9%

Product Sales	4	2	-64.5%	-62.3%
Terminal	0	0	0.0%	0.0%
Systems/Other	4	1	-66.7%	-64.5%

Other
Total Revenue	18	19	6.7%	6.1%

Service Revenue	18	17	-5.8%	-7.6%
Product Sales	0	2	1662.2%	1833.8%

Total
Revenue	185	164	-11.1%	-8.8%

Operating Income	33	8	-76.4%	-64.0%

	ITALY		Quarter Change
	2016	2017	Percentage	Constant FX
	Q1	Q1	Q1	Q1
Gaming
Total Revenue	158	176	11.1%	15.2%

Gaming Services	158	176	11.3%	15.3%
Terminal	143	160	12.5%	16.7%
Social (DDI)	0	0	0.0%	0.0%
Other	15	15	-0.1%	3.2%

Product Sales	0	0	-46.9%	-46.1%
Terminal	0	0	-100.0%	-100.0%
Other	0	0	-46.1%	-45.3%

Lottery
Total Revenue	217	172	-20.7%	-17.8%

Lottery Services	217	172	-20.7%	-17.8%
FM/Concessions	240	217	-9.5%	-6.2%
LMA	0	0	0.0%	0.0%
Other Services	(23)	(45)	94.2%	101.2%

Product Sales	0	0	0.0%	0.0%
Terminal	0	0	0.0%	0.0%
Systems/Other	0	0	0.0%	0.0%

Other
Total Revenue	68	54	-21.2%	-18.6%

Service Revenue	68	54	-21.2%	-18.6%
Product Sales	0	0	0.0%	0.0%

Total
Revenue	444	402	-9.4%	-6.2%

Operating Income	148	125	-15.2%	-11.6%

Consolidated Key Performance Indicators (KPIs)

	First Quarter
Period Ended March 31	2017	2016	% change

Installed base (end of period)
Casino	34,364	34,214	0.4%
VLT - Government Sponsored (ex-Italy)	15,627	15,581	0.3%
VLT - Italy Supplier (B2B)	9,043	8,270	9.3%
Total installed base	59,034	58,065	1.7%
Yield (average revenue per unit per day - $0.00)	30.89	32.79	-5.8%

Additional Italian Network Details:
VLT - Operator (B2C)	10,961	11,120	-1.4%
AWP	58,746	55,991	4.9%

Machine units shipped
New/Expansion	1,752	1,087	61.2%
Replacement	4,201	4,608	-8.8%
Total machines shipped	5,953	5,695	4.5%

Global lottery same-store revenue growth
Instants & draw games			1.9%
Multistate Jackpots			-56.3%
Total lottery same-store revenue growth (ex-Italy)			-10.7%
Italy lottery revenue growth			-17.7%

North America KPIs

	First Quarter
Period Ended March 31	2017	2016	% change

Installed base (end of period)
Casino	23,701	24,958	-5.0%
VLT - Government Sponsored	15,009	15,331	-2.1%
Total installed base	38,710	40,289	-3.9%

Machine units shipped
New/Expansion	1,157	902	28.3%
Replacement	2,787	3,049	-8.6%
Total machines shipped	3,944	3,951	-0.2%

DoubleDown
Revenue ($ Thousands)	67,893	80,133	-15.3%
Mobile penetration	58%	54%	8.4%
DAU (Daily Active Users) (1)	1,455	1,859	-21.8%
MAU (Monthly Active Users) (1)	3,525	4,310	-18.2%
Bookings per DAU ($0.00) (1)	$0.52	$0.47	10.6%
Lottery same-store revenue growth
Instants & draw games			1.5%
Multistate Jackpots			-59.5%
Total lottery same-store revenue growth			-14.0%

(1) As a single application with multiple games, active users equal unique users

International KPIs

	First Quarter
Period Ended March 31	2017	2016	% change

Installed base (end of period)
Casino	10,663	9,256	15.2%
VLT - Government Sponsored	618	250	147.2%
Total installed base	11,281	9,506	18.7%

Machine units shipped
New/Expansion	595	185	221.6%
Replacement	1,414	1,559	-9.3%
Total machines shipped	2,009	1,744	15.2%

Lottery same-store revenue growth
Instants & draw games			3.2%
Multistate Jackpots			-13.1%
Total lottery same-store revenue growth			2.0%

Italy KPIs

	First Quarter
Period Ended March 31	2017	2016	% change
(In € millions, except machines)

Lottery
Lotto wagers	1,873	1,928	-2.8%
10eLotto	1,243	1,193	4.2%
Core	525	559	-6.0%
Late Numbers	106	176	-40.1%

Scratch & Win Wagers	2,341	2,355	-0.6%

Italy lottery revenue growth			-17.7%

Gaming
Installed base (end of period)
VLT - Operator (B2C)	10,961	11,120	-1.4%
VLT - Supplier (B2B)	9,043	8,270	9.3%
AWP	58,746	55,991	4.9%
Total Installed Base	78,750	75,381	4.5%

Wagers
VLT - Operator (B2C)	1,415	1,398	1.2%
AWP	1,009	1,080	-6.6%
Interactive Wagers (Gaming)	468	424	10.3%

Other
Sports Betting Wagers(1)	257	221	16.7%
Sports Betting Payout (%)(1)	89.4%	80.9%	8.5 pp

(1) Includes Virtual Wagers and Pools & Horses